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                            September 17, 2020

       Lijia Ni
       Chief Financial Officer
       Oriental Culture Holding LTD
       No. 2, Youzishan Road, Dongba Street
       Gaochun District
       Nanjing City
       Jiangsu Province 210000
       People's Republic of China

                                                        Re: Oriental Culture
Holding LTD
                                                            Amendment No. 8 to
Registration Statement on Form F-1
                                                            Filed September 14,
2020
                                                            File No. 333-234654

       Dear Ms. Ni:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 8 to Registration Statement on Form F-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       56

   1. We note the revised disclosure in response to our comment. Given the drastic decrease in results in the first
six months of 2020 as compared to the same period in the prior year, and your continued
disclosure regarding uncertainty going forward, revise your
                                                        registration statement
to disclose on what basis you believe your total revenues in the second half of 2020
will increase as compared to the second half of 2019. Please also include the anticipated
effect on net income for the second half of 2020.
 Lijia Ni
FirstName  LastNameLijia  Ni
Oriental Culture Holding LTD
Comapany 17,
September  NameOriental
               2020      Culture Holding LTD
September
Page  2    17, 2020 Page 2
FirstName LastName
2. Given the estimated decreases in net revenue and net income of 71% and 95%, respectively, for the first six months of this year, as compared to the first six months of
         2019, please revise your registration statement to disclose your current business and financial condition as well as known trends and uncertainties. By way of example only, we note the following:

                We note the chart highlighting the volume in China's e-commerce transactions and other statistics for the year ended 2019, as well as your statement that "We have achieved substantial growth since our commencement of operations in March 2018.
              We recorded net income of approximately $2.6 million in 2018 and approximately
              $9.1 million in 2019." Revise the "Our Business" discussion on pages 1-2 of the summary to reflect the issues the industry and your company face with the pandemic and other material causes, trends and uncertainties that have affected your results, including those on page 9.
                Revise pages 2-3 and similar disclosure elsewhere to integrate your COVID-19 discussion from page 9 to reflect the changes to your strategy, strengths and risks that have occurred and known trends and uncertainties affecting them.
                Revise your statements of possible COVID-19 related risks to reflect what you reasonably know to be the effects. For example, you continue to state on page 9 that
              "Given the rapidly expanding nature of the COVID-19 pandemic, and because substantially all of our business operations and our workforce are concentrated in
              Hong Kong and China, we believe that there is a substantial risk that our business, results of operations, and financial condition will be adversely affected by the outbreak of COVID-19." (Emphasis added). Statements such as these should be revised throughout the registration statement to reflect they are not mere possibilities and it appears your financial condition has been adversely affected.
                Revise your risk factors to state more than boilerplate risks related to your future financial performance, both generally and related to COVID-19. We note in
              particular the risk factors on pages 12, 19 and 30. On page 12, for example, in the first three risk factors address the risks of predicting your future performance without addressing how your experience with the pandemic has affected these issues or will continue to do so.
                Revise the use of proceeds in the summary and elsewhere to reflect any changes in light of the pandemic. We note the disclosure in the penultimate bullet point on page
              9, regarding the delay in your international expansion, yet the Use of Proceeds still lists international expansion first.
                Revise Management's Discussion and Analysis to reflect any additional known trends and uncertainties. In particular, it appears you should address any changes in your liquidity and capital resources, where you continue to discuss your plans to invest in international growth, which you have stated are on hold. See Instruction 3 to Item
              303(a) of Regulation S-K.
                On page 65, in the Business section, you continue to state that "[t]he rapid accumulation of personal wealth and increased population of affluent individuals in
 Lijia Ni
Oriental Culture Holding LTD
September 17, 2020
Page 3
           China have stimulated the market demand for investment in collectibles and the art market." This appears to contradict the statements in the fifth and sixth bullet points of your COVID-19-related disclosure on page 9.
             We note your disclosure of the industry sales figures, including for the art market.
           Consider whether these figures should be updated. For example, you cite the "The
           Art Market 2020" report released by Art Basel and USB in March 2020. We note they have issued a midyear survey addressing COVID-19's impact on the first six months of 2020. Also, tell us whether you have engaged Arts Economics for updated figures in 2020.

       These are only examples. Please update your registration statement to reflect the adverse effect of COVID-19 on your business and financial results.

3. We note the Free Writing Prospectus ("FWP") filed September 15, 2020, which includes a hyperlink to your most recent amended registration statement. We note many of the same disclosures regarding market size and growth through the end of 2019, discussed above, in the FWP; however, we are unable to locate any disclosure related to the effects of
       COVID-19 in the FWP. Please advise us of your compliance with Rule 433 where this information was omitted, in light of the points raised above.
        You may contact Christie Wong at (202) 551-3684 or Robert Littlepage at
(202) 551-
3361 if you have questions regarding the financial statements and related matters. Please contact
Abby Adams at (202) 551-6902 or Celeste Murphy at (202) 551-3257 with any other questions.



                                                            Sincerely,
FirstName LastNameLijia Ni
                                                            Division of
Corporation Finance
Comapany NameOriental Culture Holding LTD
                                                            Office of Trade &
Services
September 17, 2020 Page 3
cc:       Jeffrey Li, Esq.
FirstName LastName